February 23, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F St NE

Washington, DC 20549

Re:   Atelier Meats Corp.

Amendment No. 4 to Offering Statement on Form 1-A

Filed January 11, 2024

File No. 024-12184

In response to your letter dated January 19, 2024 we are providing the following responses on behalf of Atelier Meats Corp. (“Atelier” or the “Company”).  In connection herewith, we are filing an amendment to the Offering Circular on Form 1A (“Amended Offering Circular”).

Amendment to Form 1-A filed January 11, 2024

General

1.We note your responses to prior comment 1. Please further address the following items:

•Revise your disclosure to clearly identify who is offering the 2,000,000 resale shares. If the company is offering such shares on behalf of the selling shareholders, as suggested by disclosure on your cover page and page 22 that "We are offering up to 10,333,333 of our common shares," clearly so state. If the selling shareholders are offering such shares directly to investors and/or through agents (which may include the company), clearly so state and revise disclosure that suggests otherwise;

The disclosure has been revised to clarify that all shares will be sold by the Company.

•Revise your plan of distribution section to clarify whether all the resale shares will be sold via the Dalmore platform;

This section has been revised to clarify that the resale shares will be sold via the Dalmore platform.

•Revise your disclosure to explain how investors will know if they are purchasing shares from the company (in the primary offering) or from selling shareholders (in the resale offering). If sales of resale shares will occur solely via the Dalmore platform in the pro rata manner currently disclosed, then explain how investors will know when the minimum threshold has been reached and these resale shares have begun to be sold, for instance by your filing a current report and/or by notice on the Dalmore platform;

Additional language has been provided regarding the sale of the resale shares.

•Revise the disclosure on page 22 that, "the selling shareholders may offer all or part of the shares for resale from time to time," for consistency with the foregoing; and

The language has been revised to remove this inconsistency.

•Disclosure on the cover page and page 23 that, "The shares will be offered on a best- efforts" basis by the Company in Canada. No commission or other compensation will be paid to the Company or its officers, directors or employees in connection with this offering in Canada," suggests that the offering is being conducted on some other basis outside Canada. Please revise as appropriate to clarify whether this disclosure applies to the entire offering, or advise.

The disclosure language on page 23 has been revised.

2.Your response to prior comment 4 indicates that Dalmore is not acting as placement agent for the offering. However, we note the following apparently inconsistent disclosures; please revise accordingly:

•"All Shares shall be sold by Dalmore" (page 2);

•"Dalmore is selling the Shares in this Offering on a best-efforts basis and are not required to sell any specific number or dollar amount of shares offered by this offering circular, but will use its best efforts to sell such shares" (page 7); and

•"Dalmore has agreed to sell shares offered by the selling shareholders on a basis of 1 selling shareholder share for each 1.5 shares offered by the Company" and "After the Company has sold $8,000,000 in shares, Dalmore will sell shares on behalf of both the Company and the selling shareholders who desire to sell shares. If more than one selling shareholder desires to sell shares, such shares shall be offered on a pro-rata basis by Dalmore. No commissions will be paid to Dalmore in connection with the sale of the resale shares" (page 22).

We have revised the disclosure to clarify that the shares will be sold by the Company and not by Dalmore.

Compensation of Directors and Executive Officers, page 53

3.Despite your response to prior comment 3, the compensation table on page 53 has not been revised; rather, the table of related party transactions from page 111 was reproduced on page 54. Please revise your disclosure to reconcile the apparent inconsistency between these two tables and to provide the information required by Item 11 of Form 1-A. In addition, please update your currency exchange rate table on page 5.

The Compensation table has been updated.

Exhibits

4.Please file the agreement with Dalmore and an updated auditors' consent with your next amendment.

The updated agreement with Dalmore and auditor’s consents have been filed with this amendment.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.